FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Adastra Holdings Ltd. (the "Company")
5451 - 275 Street
Langley, BC  V4W 3X8

Item 2. Date of Material Change

April 29, 2022

Item 3. News Release

The news release was issued and disseminated via Cision on May 4, 2022 and filed on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

The Company announced that it has cancelled 10 million shares that were voluntarily returned to treasury for no valuable consideration by certain founders of the Company.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The share cancellation was effective April 29, 2022. As a select number of founders voluntarily surrendered the shares for no valuable consideration, the share cancellation did not constitute an "issuer bid" or an "offer to acquire" as defined in National Instrument 62‐104 - Take‐Over Bids and Issuer Bids.  The total number of the issued and outstanding common shares of the Company has been reduced from 65,970,547 to 55,970,547, or a decrease of approximately 15%.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Forbes, CEO, Corporate Secretary and Director
Telephone: (778) 715-5011

Item 9. Date of Report

May 5, 2022